Texaplex Properties, LLC
276 Washington Street #305,
Boston, MA 02108

Regulation A Offering
Filed on August 24, 2011
File No. 024-10302

April 20, 2012

United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Response to Comments Issued on March 8, 2012

Dear Division of Corporation Finance,

The following is an itemized list of revisions and responses addressing each of the Division's comments. All references are made to the most recently submitted Offering Circular dated April 13, 2012.

1. We note your financial statement for your fiscal year end December 31, 2011 has been removed.

Company's Response:
In addition to the audited financial statements dated March 31, 2012, part F/S of the Offering Circular also contains the Company's balance sheet as of the end of the Fiscal Year 2011 (unaudited). The amount of assets and liabilities of the Company shown in the audited balance sheet differs from the amount shown in the balance sheet of Dec 31, 2011. This difference occurred due to the fact that the independent accounting firm depreciated some of the Company's assets during the evaluation and included all liabilities (i.e. legal expenses of the Offering) through March 31, 2012 incurred by the Company as part of its start-up costs.

2. We note that in your letter to us dated February 13, 2012, you stated you had received notice from the Massachusetts Securities Division requesting your financial statements be audited. This appears to be inconsistent with your letter to us dated March 2, 2012 in which you state the December 31, 2010 balance was reviewed and modified.

Company's Response:
The most recent version of the Offering Circular dated April 13, 2012 contains the audited balance sheet (as per requirement of Massachusetts Securities Division) dated March 31, 2012 and performed by the independent accounting firm Rucci, Bardaro & Barrett P.C.

3. We note the February 29, 2012 balance sheet and accompanying notes provided are on the letterhead of a certified public accounting firm. Please tell us who prepared the balance sheet and accompanying notes and if the accounting firm performed attest services for any of your financial statements.

Company's Response:
The previously submitted Offering Circular contained a compilation of the Company's balance sheet and accompanying notes dated February 29th, 2012 that were prepared by the independent accounting firm Rucci, Bardaro & Barrett P.C.

The audited balance sheet and accompanying notes contained within the most recent Offering Circular and dated March 31, 2012 were also prepared by the independent accounting firm Rucci, Bardaro & Barrett P.C. who performed attest services for the balance sheet. The audited balance sheet and accompanying notes reflect the Company's financial condition as of the end of the first quarter of 2012.

The Issuer:
Texaplex Properties, LLC

Signed by:

Frank J. Addivinola, Jr., CEO, CFO, Director

Angelica Chuvilina, COO, Director